February 14, 2010

Ms. Jennifer Gowetski
Senior Counsel
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          TC Power Management Corp. (the “Registrant”)
Preliminary Information Statement on Schedule 14C
(the “Preliminary Information Statement”)
Filed February 1, 2011
File No. 000-53232

Dear Ms. Gowetski:

The Registrant filed the Preliminary Information Statement on February 1, 2010, and you commented on the Preliminary Information Statement in a letter dated February 11, 2011.  We have set forth below in italics the comments in your letter of February 11, 2011 followed by our responses to each comment.

1.  Please note we continue to review your preliminary information statement on Schedule 14C filed October 20, 2010 and the outstanding comments in our letter dated November 12, 2010. Please tell us how you have complied with each of our outstanding comments.

RESPONSE:  We do not believe that the first comment in your letter of November 12, 2010 (asking us to “provide more information on the background and status of the merger discussions”) or the second comment (asking us to advise “whether the consent to change the name is related to the merger discussions”) are relevant any longer as the merger discussion are over and the merger has been consummated.  That said, please note that the name change was not a condition precedent or subsequent to the merger.

The third comment in your letter of November 12, 2010 regarding our Annual Report 10-K is relevant and reads:

We note that you concluded that your disclosure controls and procedures are effective and that the internal control over financial reporting was not effective.  Please clarify why you concluded that you disclosure controls and procedures were effective when your internal control over financial reporting was not.

The Registrant should not have concluded that its disclosure controls and procedures were effective if its internal control over financial reporting was ineffective.  The Company will amend its annual report on Form 10-K to reflect this point.

2.  We refer you to Article 5.2 of the Merger Agreement filed as an exhibit to your Form 8-K filed on January 13, 2011. We note that Article 5.2 provides that the merger is subject to the approval of stockholders. Please provide us with a detailed analysis of how you have complied with Item 14 of Schedule 14A or revise your preliminary information statement as applicable.

RESPONSE:  As set out below, the merger (the “Merger”) of Axiom Minerals de Mexico S.A. de C.V. and Axiom Acquisition Corp. did not require the approval of the stockholders of the Registrant either pursuant to Nevada law or the terms of the Agreement and Plan of Merger (the “Merger Agreement”).  As a result, the approval of the Registrant’s stockholders for the Merger was neither sought nor obtained, and Item 14 of Schedule 14A is not applicable.

The Merger Agreement does not require the approval of the Registrant’s stockholders to consummate the Merger.  Article 5.2 of the Merger Agreement warrants that the approval of the Registrant’s stockholders was obtained for the “Reincorporation” as required under Nevada law.  The term Reincorporation is never defined in the Merger Agreement but is vestigial language from a precedent transaction that should have been removed from the final version of the Merger Agreement as it is not applicable in the Merger.  In that prior transaction, a Nevada Corporation was going to change its state of incorporation upon consummation of the agreement.  Such a reincorporation to another state requires stockholder approval under Nevada law whereas, in this instance, the merger of the Registrant’s subsidiary with a third party for approximately 8.3% of the Registrant’s outstanding capital does not require approval under Nevada law.

To any extent that approval of the Registrant’s stockholders was applicable in Article 5.2 of the Merger Agreement, it was as a representation and warranty to Axiom Minerals de Mexico S.A. de C.V.  Such approval was not sought prior to the closing of the Merger and Axiom Minerals de Mexico S.A. de C.V. can be deemed to have waived the accuracy of such warranty at the time of Closing.  In the event that such warranty cannot be deemed to be waived, Axiom Minerals de Mexico S.A. de C.V. could have a civil claim against the Registrant, but would have to prove that failure to obtain stockholder approval caused it damages.  Neither Axiom Minerals de Mexico S.A. de C.V. nor any other party could use the inaccuracy of the warranty as a means to unwind the Merger.

Item 14 of Schedule 14A is applicable when stockholder approval is sought (or, in the case of Schedule 14C, has been obtained) for a merger, acquisition of securities, the acquisition of an ongoing business, the sale of all (or substantially all of the assets) or a dissolution.  In the Preliminary Information Statement,  Stockholder approval was not obtained for any of these actions, but was rather obtained for a name change, an increase in the number of authorized common shares, the introduction of preferred shares and the approval of an incentive plan.  As stockholder approval was not obtained for, or required to enact, the Merger, Item 14 of Schedule 14A is not applicable to the Preliminary Information Statement, and a revision of the Preliminary Information Statement is not necessary.

3.  As you know, we are reviewing your Form 10-K for fiscal year ended August 31, 2010 and your Form 8-K filed January 13, 2011. To the extent information required by Item 14 of Schedule 14A is required to be included in your preliminary information statement filed February 1, 2011, please revise your preliminary information statement to ensure compliance with the comments in our letter dated February 10,2011.

RESPONSE:  We note your comment.  We do not believe that the comments in the comment letter from the Staff of the U.S. Securities and Exchange Commission regarding the Registrant’s Annual Report on Form 10-K and Current Report on Form 8-K affect the Preliminary Information Statement as we do not believe that Item 14 of Schedule 14A is applicable to the Preliminary Information Statement, as noted in our response to comment 2 above.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact Tim Dockery at (212) 588-0022.

Sincerely,

TC Power Management Corp.

/s/ John Larson

cc:           Folake Ayoola, Attorney Advisor